SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM T-3

APPLICATION FOR QUALIFICATION OF INDENTURE
UNDER THE TRUST INDENTURE ACT OF 1939

Trenwick America Corporation

(Name of Applicant)

One Canterbury Green
Stamford, Connecticut 06901
(Address of Principal Executive Offices)

Securities to be Issued Under the Indenture to be Qualified:

Title of Class	Amount
Senior Subordinated Secured Notes due [2011]	$[52,813,649]
Junior Subordinated Secured Notes dues [2012]	$[72,243,422]

Approximate date of proposed public offering:
Upon the Effective Date under the Plan (as defined herein).

Timothy R. Graham
General Counsel and Chief Restructuring Officer
One Canterbury Green
Stamford, Connecticut 06901
(Name and Address of Agent for Service)

With a copy to:

James A. FitzPatrick, Jr.
Dewey Ballantine LLP
1301 Avenue of the Americas
New York, New York 10019-6092

The Applicant hereby amends this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment that specifically states that it shall supersede this Application for Qualification or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicant.

FORM T-3

GENERAL

ITEM 1. GENERAL INFORMATION.

     (a) and (b) The Applicant, Trenwick America Corporation, is a corporation incorporated under the laws of the State of Delaware.

ITEM 2. SECURITIES ACT EXEMPTION APPLICABLE.

     The Applicant intends to offer, under the terms and subject to the conditions set forth in the Plan of Reorganization under Chapter 11 of the Bankruptcy Code of the Applicant (the “Plan”) and an accompanying Amended Disclosure Statement (the “Disclosure Statement”), copies of which are included as Exhibits T3E-2 and T3E-1, respectively, to this application, Senior Subordinated Secured Notes due [2011] (the “Senior Notes”) in an aggregate principal amount currently estimated to be $52,813,649 and Junior Subordinated Secured Notes due [2012] (the “Junior Notes”, and, together with the Senior Note, the “Notes”) in an aggregate principal amount currently estimated to be $72,243,422. The Notes will be issued pursuant to the indentures to be qualified under this Form T-3 (the “Indentures”), copies of which will be filed by amendment to this application once they have been negotiated and drafted. Certain terms of the Notes are described in the Plan and the Disclosure Statement.

     The Notes are being offered by the Applicant in reliance on an exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), afforded by section 1145 of title 11 of the United States Code, as amended (the “Bankruptcy Code”). Generally, section 1145(a)(1) of the Bankruptcy Code exempts the offer and sale of securities under a bankruptcy plan of reorganization from registration under the Securities Act and under equivalent state securities and “blue sky” laws if the following requirements are satisfied: (i) the securities are issued by the debtor (or its successor) under a plan of reorganization; (ii) the recipients of the securities hold a claim against the debtor, an interest in the debtor or a claim for an administrative expense against the debtor; and (iii) the securities are issued entirely in exchange for the recipient’s claim against or interest in the debtor or are issued “principally” in such exchange and “partly” for cash or property. The Applicant believes that the offer and exchange of the Notes under the Plan will satisfy such requirements of section 1145(a)(1) of the Bankruptcy Code and, therefore, such offer and exchange is exempt from the registration requirements referred to above. Pursuant to the Plan, the Senior Notes will be issued to the holders of the Applicant’s 6.7% Senior Notes originally due 2003, the holders of the Applicant’s 8.00% Contingent Interest Notes due June 30, 2006, the holders of the Applicant’s allowed general unsecured claims, The Insurance Corporation of New York and the holders of the Applicant’s allowed Class 10, Intercompany Claims. Pursuant to the Plan, the Junior Notes will be issued to the holders of the Applicant’s 6.7% Senior Notes originally due 2003, the holders of the Applicant’s 8.00% Contingent Interest Notes due June 30, 2006, the holders of the Applicant’s allowed Class 3, LoC Bank Group Claims (as defined in the Plan), the holders of the Applicant’s allowed general unsecured claims, The Insurance Corporation of New York and the holders of the Applicant’s allowed Class 10, Intercompany Claims. A more complete description of the Notes will be provided in the Indentures, which will be filed by amendment to this application once they have been negotiated and drafted.

AFFILIATIONS

ITEM 3. AFFILIATES.

     Set forth below is a chart of the affiliates of the Applicant prior to the date the Plan becomes effective (the “Effective Date”).

     On the Effective Date, all of the Applicant’s assets and liabilities (other than the Litigation Trust Assets (as defined in the Plan)) will be transferred to a newly formed Delaware limited liability company (“New TAC”). New TAC, as successor to the assets and liabilities of the Applicant, will be the issuer of the Notes. As of the Effective Date, New TAC will own, directly or indirectly, all of the voting securities of Trenwick America Reinsurance Corporation, The Insurance Corporation of New York, Chartwell Advisors Limited (UK) and Canterbury Financial Group, Inc. After the Effective Date, it is expected that [ ] will own five percent or more of the voting securities of New TAC. The directors and executive officers of the Applicant as identified in Item 4 hereof may be deemed to be affiliates of the Applicant by virtue of their position. Item 4(b) indicates that those persons who are expected to serve as executive officers and members of New TAC’s Board of Managers following the Effective Date will be disclosed at or prior to the Effective Date.

MANAGEMENT AND CONTROL

ITEM 4. DIRECTORS AND EXECUTIVE OFFICERS.

(a) The following table sets forth the names of and all offices held by all current directors and executive officers of the Applicant. The address for each director and officer listed below is c/o Trenwick America Corporation, One Canterbury Green, Stamford, Connecticut 06901.

Name	Office
W. Marston Becker	Chairman of the Board of Directors and Acting Chief Executive Officer

Timothy R. Graham	Director, General Counsel and Chief Restructuring Officer

Alan Hunte	Director and Chief Financial Officer

     (b) Those persons who shall serve as executive officers and members of New TAC’s Board of Managers following the Effective Date will be disclosed at or prior to the Effective Date.

ITEM 5. PRINCIPAL OWNERS OF VOTING SECURITIES.

     (a) As of the date of this application, Trenwick (Barbados) Ltd. owns 100% of the voting securities of the Applicant. Please note that all equity interests in the Applicant outstanding as of the date of this application will be cancelled as of the Effective Date pursuant to the Plan.

     (b) Presented below is certain information regarding each person expected, on the basis of present holdings, commitments and information, to own 10% or more of the voting securities of New TAC to be outstanding as of the Effective Date.

Percentage of
Name and			Voting Securities
Complete Mailing Address	Title of Class Owned	Amount Owned	Owned
[to be determined and disclosed prior to the Effective Date]

UNDERWRITERS

ITEM 6. UNDERWRITERS.

     (a) Within the three years prior to the date of the filing of this application, no securities have been offered which are outstanding on the date of this application.

     (b) No person is acting as principal underwriter of the Notes proposed to be offered pursuant to the Indentures.

CAPITAL SECURITIES

ITEM 7. CAPITALIZATION.

     (a)(1) The following tables set forth certain information with respect to each authorized class of securities of the Applicant as of September 15, 2004.

Title of Equity Securities	Amount Authorized	Amount Outstanding
Common Stock	1000	100

	Principal Amount
	Issued Under
	Applicable	Principal Amount
Title of Debt Securities	Indenture	Outstanding
6.7% Senior Notes originally due 2003	$75,000,000	$75,000,000
8.00% Contingent Interest Notes due June 30, 2006	$1,000,000	$1,000,000
8.82% Junior Subordinated Deferrable Interest Debentures	$110,000,000	$110,000,000

     (2) The following table sets forth certain information with respect to each class of securities of the Applicant to be authorized and outstanding as of the Effective Date.

Title of Class	Amount Authorized		Amount Outstanding
New TAC Limited Liability Company Interests	[To be determined]		[To be determined]
Senior Subordinated Secured Notes due 2011	$	[52,813,649]	$	[52,813,649]
Junior Subordinated Secured Notes dues 2012	$	[72,243,422]	$	[72,243,422]

     (b) As of the date of this application, each share of Common Stock entitles the holder thereof to one vote on each matter submitted to a vote at all meetings of holders of Applicant’s Common Stock. As of the Effective Date, each New TAC limited liability company interest will entitle the holder thereof to one vote on each matter submitted to a vote at all meetings of holders of New TAC’s limited liability company interests.

INDENTURE SECURITIES

ITEM 8. ANALYSIS OF INDENTURE PROVISIONS.

     (a) Senior Notes. A more complete general description of certain provisions of the Senior Notes Indenture to be qualified will be provided at such time as this application is amended to include, among other things, a copy of the Indenture. Capitalized terms, but not defined in the following description of the Indenture for the Senior Notes, have the meanings given them in the Plan and Disclosure Statement. The Senior Notes will mature 84 months after the Effective Date. Interest will not accrue on the Senior Notes. The Senior Notes Indenture will provide for periodic mandatory redemptions of the Senior Notes following the full indefeasible payment of the New Term Loan Facility and the New Revolver Facility from the proceeds of Free Cash Flow, which mandatory redemptions shall be made with respect to each Senior Note based on its Applicable Share of such Free Cash Flow. The Senior Notes Indenture shall give the holders of the Senior Notes the benefit of customary covenants and shall, in addition, provide such holders thereof with: (1) board observation rights for certain holders thereof with respect to New TAC and its subsidiaries (including any special subcommittees of any such boards); (2) the right to receive quarterly and annual financial reports of New TAC to the extent prepared in the ordinary course; (3) the right to receive quarterly reports, to the extent prepared in the ordinary course, on the status and progress of the Runoff; (4) negative covenants, including, without limitation (i) limitations on investments by New TAC, its subsidiaries, and the Litigation Trust, specifically including, but not limited to, investments in Affiliates and the Litigation Trust; (ii) limitations on transactions with Affiliates by New TAC, its subsidiaries, and the Litigation Trust; (iii) limitations on indebtedness of New TAC, its subsidiaries and the Litigation Trust, including, but not limited to, intercompany indebtedness; (iv) limitations on liens on assets of New TAC, its subsidiaries and the Litigation Trust; (v) limitations on mergers, acquisitions and sales of assets by New TAC, its subsidiaries and the Litigation Trust; and (vi) limitations on dividends and (5) an affirmative covenant requiring New TAC to cause TARCO to dividend all available funds to New TAC within ten (10) business days after obtaining requisite approvals, including that of any appropriate regulatory bodies, of such dividend. No amendments to, or waivers of any of the provisions of, the Senior Notes Indenture or the Senior Notes may be made without the prior written consent of holders of a majority in principal amount of all Senior Notes. Available remedies upon an event of default (including breach of any covenant) shall include, without limitation, specific performance. The Senior Notes shall be subordinated to the New Revolver Facility and the New Term Loan Facility. The Senior Notes shall be secured by a second Lien on all of collateral securing the New Revolver Facility and the New Term Loan Facility.

     (b) Junior Notes A more complete general description of certain provisions of the Junior Notes Indenture to be qualified will be provided at such time as this application is amended to include, among other things, a copy of the Indenture. Capitalized terms, but not defined in the following description of the Indenture for the Junior Notes, have the meanings given them in the Plan and Disclosure Statement. The Junior Notes will mature 90 months after the Effective Date. Interest will not accrue on the Junior Notes. The Junior Notes will be issued in two series, Series A and Series B. The Junior Notes Indenture will provide for periodic mandatory redemptions of the Junior Notes (after payment in full of the Senior Notes) from the proceeds of Free Cash Flow which mandatory redemptions shall be made with respect to each Series of Junior Notes based on the Subordinated Note InsCorp Percentage and the Subordinated Note Series B Percentage of such Free Cash Flow, as applicable. The Junior Notes Indenture shall give the holders of the Junior Notes the benefit of customary covenants and shall, in addition, provide such holders thereof with covenants similar to those granted in the Senior Notes Indenture. Available remedies upon an event of default (including breach of any covenant) shall include, without limitation, specific performance. The Junior Notes shall be subordinated to the New Revolver Facility, the New Term Loan Facility and the Senior Notes. The Junior Notes shall be secured by a third Lien on all of collateral securing the New Revolver Facility, the New Term Loan Facility and the Senior Notes.

ITEM 9. OTHER OBLIGORS.

     The Applicant’s obligations with respect to the Notes will not be guaranteed by a third person or entity.

Contents of Application for Qualification. This Application for Qualification comprises—

(a)	Pages numbered 1 to 9, consecutively (including an attached Exhibit Index).

(b)	The statement of eligibility and qualification of the trustee under the indenture to be qualified: To be supplied by amendment (see Exhibit T3G).

(c)	The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of the trustee:

Exhibit T3A-1 Certificate of Incorporation of Applicant (incorporated by reference to Applicant’s Current Report on Form 8-K filed on November 16, 2000 (File No. 0-31967).*

Exhibit T3A-2 Certificate of Formation of New TAC.**

Exhibit T3A-3 New TAC Limited Liability Company Agreement.**

Exhibit T3B Bylaws of Applicant (incorporated by reference to Applicant’s Current Report on Form 8-K filed on November 16, 2000 (File No. 0-31967).*

Exhibit T3C-1 Form of Senior Notes Indenture between Applicant and the Trustee.**

Exhibit T3C-2 Form of Junior Notes Indenture between Applicant and the Trustee.**

Exhibit T3D Not Applicable

Exhibit T3E-1 Amended Disclosure Statement for Pursuant to Section 1125 of the Bankruptcy Code for the Plan of Reorganization for Trenwick America Corporation under Chapter 11 of the Bankruptcy Code, dated September 10, 2004.*

Exhibit T3E-2 Plan of Reorganization for Trenwick America Corporation under Chapter 11 of the Bankruptcy Code, dated September 10, 2004.*

Exhibit T3F Cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939.**

Exhibit T3G Statement of eligibility and qualification of the Trustee on Form T-1.**

*	Filed herewith.

**	To be filed by amendment.

SIGNATURE

     Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant, Trenwick America Corporation, a Delaware corporation, has duly caused this Application for Qualification to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Stamford Connecticut, on the 17th day of September, 2004.

TRENWICK AMERICA CORPORATION
By:	/s/ Timothy R. Graham
Name:	Timothy R. Graham
Title:	Chief Restructuring Officer

Attest:	/s/ Paula Burnell

Name:	Paula Burnell

Exhibit Index

Exhibit No.	Description
Exhibit T3A-1	Certificate of Incorporation of Applicant (incorporated by reference to Applicant’s Current Report on Form 8-K filed on November 16, 2000 (File No. 0-31967).*

Exhibit T3A-2	Certificate of Formation of New TAC.**

Exhibit T3A-3	New TAC Limited Liability Company Agreement.**

Exhibit T3B	Bylaws of Applicant (incorporated by reference to Applicant’s Current Report on Form 8-K filed on November 16, 2000 (File No. 0-31967).*

Exhibit T3C-1	Form of Senior Notes Indenture between Applicant and the Trustee.**

Exhibit T3C-2	Form of Junior Notes Indenture between Applicant and the Trustee.**

Exhibit T3D	Not Applicable

Exhibit T3E-1	Amended Disclosure Statement for Pursuant to Section 1125 of the Bankruptcy Code for the Plan of Reorganization for Trenwick America Corporation under Chapter 11 of the Bankruptcy Code, dated September 10, 2004.*

Exhibit T3E-2	Plan of Reorganization for Trenwick America Corporation under Chapter 11 of the Bankruptcy Code, dated September 10, 2004.*

Exhibit T3F	Cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939.**

Exhibit T3G	Statement of eligibility and qualification of the Trustee on Form T-1.**

*	Filed herewith.

**	To be filed by amendment.